Attention Business Editors:

San Telmo Increases Gold Creek Land Position

CALGARY, Sept. 8 /CNW/ - San Telmo Energy Ltd. (OTCBB: STUOF; TSX-V: STU) is pleased to announce that it has recently purchased a 50% interest in an additional section of land at Gold Creek. This increases San Telmo's acreage to 1280 acres (512 hectares) on the highly prolific Halfway/Charlie lake trend.

The Gold Creek area is located in the Peace River Arch region of Alberta near the recent discovery of a Halfway gas pool which tested at 5.5 mmcf/d. San Telmo has an interest in two sections one-half mile away from this recent discovery. San Telmo and its joint venture partner are planning to drill a well on this prospect by early fall, depending on weather and licensing requirements.

ABOUT SAN TELMO ENERGY LTD

San Telmo Energy Ltd. is an emerging oil and gas company with an experienced management team. Operated through its wholly owned subsidiary San Telmo Energy Inc. of Calgary, Alberta, San Telmo Energy Ltd. is focused on production of, exploring for, and developing reserves which offer long term value for the company.

To find out more about San Telmo Energy Ltd. (OTCBB: STUOF, TSX-V: STU) visit our website at www.santelmoenergy.com

FORWARD-LOOKING STATEMENT

This release may contain forward-looking statements, within the meaning of the "safeharbour" provision of the Private Securities Litigation Reform Act of 1995, regarding San Telmo Energy's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

/For further information: San Telmo Energy Corporate Communications, 1-866-880-5670, Email: corporate(at)santelmoenergy.com/ (STU. STUOF)